Filed by Brookfield DTLA Fund Office Trust Investor Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: MPG Office Trust, Inc.
Commission File No.: 001-31717

NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES TO ACQUIRE

MPG OFFICE TRUST, INC.

---

Form New Fund to Combine Downtown Los Angeles Office Portfolios

LOS ANGELES, April 25, 2013 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that its affiliates have entered into a definitive merger agreement with MPG Office Trust, Inc. (MPG: NYSE) pursuant to which a newly formed fund (“DTLA Holdings”) controlled by BPO will acquire MPG. DTLA Holdings will own both BPO’s existing downtown Los Angeles office assets and all of the assets of MPG. The transaction is contingent upon several conditions, including the approval of MPG’s common stockholders and receipt of certain consents from MPG’s lenders.

“This proposed transaction provides the opportunity to combine and operate a sizeable portfolio of the highest quality assets in a major U.S. gateway city,” said Dennis Friedrich, chief executive officer of Brookfield Office Properties. “Downtown Los Angeles has all the attributes of a dynamic urban market, including modern transportation infrastructure, a growing residential population and access to a diverse labor pool.”

DTLA Holdings will be sponsored and managed by BPO, which will own approximately 47% of the fund and include institutional partners who will hold the remaining approximately 53% interest. At the closing of the merger, it is expected that the fund’s portfolio will consist principally of seven class A office properties, totaling 8.3 million square feet. The assets are:

•	Bank of America Plaza (BPO)
•	601 S. Figueroa (BPO)
•	Ernst & Young Tower (BPO)
•	Wells Fargo Tower (MPG)
•	Gas Company Tower (MPG)
•	KPMG Tower (MPG)
•	777 Tower (MPG)

Under the newly formed fund, BPO’s investment in the Downtown Los Angeles office market will be converted from an 83% interest in three office properties to an approximately 47% interest in an expanded portfolio of seven office assets.

The fund will also acquire two additional assets in Downtown Los Angeles: FIG@7th, BPO’s newly redeveloped retail complex, as well as a strategically located development site.

BPO’s contribution to DTLA Holdings will total approximately $550 million, which consists of equity in its existing Downtown Los Angeles assets totaling $410 million as well as an additional investment of $140 million. The institutional investor partners have collectively pledged approximately $600 million to DTLA Holdings. The $1.15 billion committed to the fund provides sufficient available cash to cover anticipated future capital required by the underlying portfolio for capital expenditures, leasing costs and refinancing needs.

The MPG Merger Transaction

Under the terms of the merger agreement, the holders of MPG’s common shares will receive $3.15 per share in cash. The per share price represents a 21% premium to MPG’s closing share price of $2.60 on April 24, 2013. In connection with the merger agreement, BPO has entered into a guarantee with respect to obligations of its affiliates under the merger agreement. The merger agreement and the transactions contemplated thereby have been unanimously approved by MPG’s Board of Directors.

The merger agreement also provides that a subsidiary of BPO will commence a tender offer to purchase, subject to the offer conditions, all of MPG’s outstanding preferred shares for $25.00 per share in cash, without interest. BPO is expected to commence the tender offer in early May, and will distribute offering materials to the MPG’s preferred stockholders which will describe the tender offer. Any preferred shares that are not tendered will be converted in the merger into new preferred shares with rights, terms and conditions substantially identical to the rights, terms and conditions of the outstanding preferred shares. If more than 66.6% of the outstanding preferred shares are tendered, then BPO will have the right to convert all of the untendered preferred shares at the price in cash offered in the tender offer, without interest, but only if such conversion complies with applicable law and the Company’s charter in all respects at the time of conversion.

The merger is expected to close in the third quarter of 2013. The completion of the merger transaction is subject to approval of MPG’s common stockholders, receipt of certain consents from MPG’s lenders and other customary closing conditions. MPG will file a proxy statement on Schedule 14A with the Securities and Exchange Commission, which will describe the proposed acquisition.

The Eastdil Secured group of Wells Fargo Securities, LLC and BofA Merrill Lynch served as financial advisors to MPG, and Latham & Watkins LLP and Venable LLP served as legal advisors to MPG.

Fried, Frank, Harris, Shriver & Jacobson LLP and Goodwin Procter LLP served as legal advisors to BPO.

# # #

About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 110 properties totaling 76 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York City, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

About MPG Office Trust, Inc.

MPG Office Trust, Inc. is the largest owner and operator of Class A office properties in the Los Angeles central business. MPG Office Trust, Inc. is a full-service real estate company with substantial in-house expertise and resources in property management, leasing, and financing. For more information on MPG Office Trust, visit its website at www.mpgoffice.com.

Important Information

This press release is for informational purposes. This press release is solely a preliminary communication made before the commencement of a tender offer for the issued and outstanding shares of the 7.625% Series A Cumulative Redeemable Preferred Stock (“Preferred Stock”) of MPG by Brookfield DTLA Inc. (“Purchaser”), a wholly-owned Delaware subsidiary of BPO pursuant to an Agreement and Plan of Merger, dated as of April 24, 2013 (the “Agreement”), by and among MPG, Brookfield DTLA Holdings L.P., a Delaware limited partnership, Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation (“Sub REIT”), Brookfield DTLA Fund Office Trust Inc., a Maryland corporation, Brookfield DTLA Fund Properties LLC, a Maryland limited liability company and MPG Office, L.P., a Maryland limited partnership. In addition, Sub REIT, a company that has been established in connection with the transaction, may file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) relating to preferred stock of Sub REIT that may be issued to holders of Preferred Stock who do not tender into the tender offer.

The tender offer referred to in this press release has not yet commenced, and this press release does not constitute an offer to purchase or the solicitation of an offer to sell any securities or the registration of any securities. The solicitation and the offer to buy shares of Preferred Stock will be made pursuant to an offer to purchase and related materials that Purchaser intends to file with the SEC. At the time the tender offer is commenced, Purchaser will file a tender offer statement with the SEC on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and thereafter MPG will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND HOLDERS OF PREFERRED STOCK ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY RELATED REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SUB REIT THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. These materials will be sent free of charge to all MPG preferred stockholders. In addition, all of those materials (and all other materials filed or furnished by MPG, BPO or Sub REIT with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. The Schedule TO (including the offer to purchase and related materials), the Schedule 14D-9 (including the solicitation/recommendation statement) and any related Registration Statement, once filed, may also be obtained for free by contacting the Information Agent for the tender offer which will be named in the Schedule TO.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; risks and factors relating to the proposed transaction with MPG including, but not limited to, the possibility that the closing conditions for the transaction, including obtaining the approval of MPG stockholders and other required consents, may not be satisfied, the risk that the transaction with MPG may not be consummated or may be delayed, failure to realize the anticipated benefits and synergies of the transaction, including as a result of an increase in costs associated with integration or a delay or difficulty in integrating the businesses of BPO and MPG, and the outcome of litigation which may arise in connection with the transaction; and other risks and factors detailed from time to time in the reports of BPO and MPG filed with the U.S. Securities and Exchange Commission, or the SEC, and the Canadian securities regulatory authorities, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Office Properties Contacts

Media Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Investor Contact: Matt Cherry, Director, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com

MPG Contact

Peggy Moretti , Executive Vice President, Investor Relations (213) 613-4558